FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated January 15, 2019 of Diana Containerships Inc. (the "Company") announcing that the Company has received written notification from The Nasdaq Stock Market LLC, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from November 26, 2018 to January 9, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1).
 The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: January 15, 2019	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: +30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: +1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES
RECEIPT OF NASDAQ NOTICE

ATHENS, GREECE, January 15, 2019 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that it has received written notification from The Nasdaq Stock Market LLC ("Nasdaq") dated January 10, 2019, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from November 26, 2018 to January 9, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until July 9, 2019.

The Company intends to monitor the closing bid price of its common stock during this grace period and will consider its options, including a reverse stock split, in order to regain compliance with the Nasdaq Global Select Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period.

The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Global Select Market. The Company's business operations are not affected by the receipt of the notification.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.